Exhibit 21.1

List of Subsidiaries

of

CompoSecure, Inc.

1.	CompoSecure Holdings, L.L.C., a Delaware limited liability company
2.	CompoSecure, L.L.C., a Delaware limited liability company
3.	Arculus Holdings, L.L.C., a Delaware limited liability company